Filed by The Flexi Group Holdings Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Flexi Group Holdings Ltd

Commission File No.: 333-269739

The Flexi Group

ONE OF THE LARGEST FLEXIBLE WORKSPACE OPERATORS IN ASIA AND AUSTRALIA

45 Locations | 12 Cities | 11,000+ Desks | 3 Distinct Brands

COMMON GROUND the Hive. THE CLUSTER

April 2023

The Flexi Group

DISCLAIMER

About this Presentation

This presentation (this "***Presentation***") is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the potential Transaction (as defined below) or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This Presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

This Presentation has been prepared by The Flexi Group Limited ("***Flexi***" or the "***Company***") and TG Venture Acquisition Corp. ("***TGVC***") in connection with a potential business combination involving the Company and TGVC (the "***Transaction***"). This Presentation is solely for information and discussion purposes and must not be relied upon for any other purpose. This Presentation includes the slides that follow, the oral presentation of the slides by Company or TGVC management, their respective subsidiaries, shareholders, stockholders, affiliates or any person presenting on their behalf, the question-and-answer session that follows such oral presentation, copies of this document and any materials distributed at, or in connection with, that oral presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have understood the following limitations and notifications . NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("***SEC***") NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY, IN THE UNITED STATES OR ELSEWHERE, HAS REVIEWED, APPROVED OR DISAPPROVED OF THE SECURITIES (THE "***SECURITIES***") TO WHICH THIS PRESENTATION RELATES OR OF THIS PRESENTATION OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Presentation is for informational purposes only and does not purport to contain all information that may be required or relevant to an evaluation of the Transaction. This Presentation does not constitute investment, tax or legal advice. You are responsible for conducting any investigations and analysis that you deem appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. None of the Company, TGVC nor any of their respective directors, officers, employees, advisors, representatives or agents make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of the Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction. No warranty of any kind, implied, expressed or statutory, is given in conjunction with the information set forth herein. The Company and TGVC reserve the right to amend or replace this Presentation at any time but none of the Company or TGVC, their respective subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate, except as required by law.

DISCLAIMER

Forward-Looking Statements

This Presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "might" and "continues," and similar expressions; you can also identify such forward-looking statements by the fact that they are not historical facts. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Flexi's and TGVC's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from those expressed in such forward-looking statements. Many actual events and circumstances are beyond the control of Flexi and TGVC. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the expected timing and likelihood of completion of the Transaction, including the risk that the Transaction may not close due to one or more closing conditions to the Transaction set forth in the business combination agreement (the "Business Combination Agreement") not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of TGVC may not be obtained; (ii) TGVC's potential failure to retain sufficient cash in its trust account and/or financing in order to meet the minimum of $5,000,001 of net tangible assets, which is a closing condition to the Transaction and a provision in TGVC's articles that cannot be waived by TGVC; (iii) the potential occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the potential inability of The Flexi Group Holdings Ltd ("***PubCo***") to meet the Nasdaq's initial listing standards following the Transaction, including due to excessive redemptions of TGVC's public shares; (v) costs related to the Transaction; (vi) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Flexi or TGVC; (vii) the potential disruption of Flexi management's time from ongoing business operations due to the Transaction; (viii) announcements relating to the Transaction potentially having an adverse effect on the market price of TGVC's securities; (ix) the potential effect of the Transaction and the announcement thereof on the ability of Flexi to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and business generally; (x) the willingness of Flexi's enterprise customers to renew contracts; (xi) the effects of laws and regulations affecting the market for Flexi services; (xii) risks relating to Flexi ability to successfully identify, acquire and integrate suitable operations or businesses; (xiii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; (xiv) the lack of a third-party valuation in determining whether or not to pursue the Transaction; and (xv) any other risks and uncertainties, including those identified in the preliminary proxy statement/prospectus included in the Registration Statement on Form F-4 relating to the Transaction and any future amendments or supplements thereto (the "***Registration Statement***"), including those under "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Flexi's Management's Discussion and Analysis of Financial Condition and Results of Operations" therein, in other filings with the SEC by TGVC, including TGVC's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and in any other filings with the SEC by PubCo. TGVC and Flexi caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements. TGVC and Flexi undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

DISCLAIMER

Projected Financial Data and Third Party Data

This Presentation contains projected financial information with respect to the Company. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based entirely on the Company's historical operating results and should not be relied upon as necessarily indicative of future results or the Company's actual economics. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either the Company or TGVC and subject to change that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither TGVC's nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company's business or the extent to which any factor, or combination of factors, may cause the Company's actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition. In addition, the analyses of the Company and TGVC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, TGVC or any other entity.

This Presentation also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies conducted by third parties, information provided by customers and/or industry or general publications. Although TGVC and the Company believe that the industry and market data are reliable and are based on reasonable assumptions, such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, none of the Company, TGVC or the third party can guarantee the accuracy of such information. You are cautioned not to give undue weight to such information, estimates, and data. The Company and TGVC have not independently verified, and make no representation as to the accuracy of, any such third party information.

DISCLAIMER

Important Information

The Business Combination Agreement will be submitted to stockholders of TGVC for their adoption and approval. The Registration Statement includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus to be distributed to TGVC's stockholders and Flexi's shareholders in connection with TGVC's solicitation of proxies for the vote by TGVC's stockholders and in connection with the offer by PubCo of the Securities in connection with the completion of the Transaction and other matters as described in the Registration Statement. After the Registration Statement has been declared effective by the SEC, TGVC will distribute the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Business Combination Agreement.

TGVC'S STOCKHOLDERS, FLEXI'S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSATION AS THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TGVC, THE COMPANY, PUBCO AND THE TRANSACTION.

Stockholders may also obtain a copy of the preliminary or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by TGVC and PubCo, without charge, at the SEC's website located at www.sec.gov, as well as, with respect to filings by TGVC, in the SEC Filings section of the TGVC website at SEC Filings – Financial Vision (tgventureacquisition.com).

Participants in Solicitation

TGVC, Flexi, PubCo, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TGVC's stockholders in connection with the Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TGVC's stockholders in connection with the Transaction and a description of their direct and indirect interests is set forth in the Registration Statement. You can find more information about TGVC's directors and executive officers in TGVC's annual report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023. Stockholders, potential investors and other interested persons should read the Registration Statement and other relevant materials filed and to be filed with the SEC regarding the Transaction carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Interests of TGVC's Initial Holders

TGVC's Initial Holders (as defined in the Registration Statement) may have interests in the Business Combination that are in addition to, and may be different from, the interests of TGVC's stockholders. These interests include, among others, the fact that (i) unless TGVC consummates an initial business combination, TGVC's sponsor, officers and directors and certain of their affiliates will not receive reimbursement for any out-of-pocket expenses they incurred on behalf of TGVC, and (ii) if TGVC does not complete an initial business combination by May 5, 2023 (or a later date approved by TGVC's stockholders pursuant to TGVC's charter), the proceeds from the sale of TGVC's private placement warrants of $5.5 million will be included in the liquidating distribution to TGVC's public stockholders and TGVC's private placement warrants will expire worthless.

Today's Speakers -



Chris Edwards,
CEO of The Flexi Group



Erman Akinci,
Board Director of The Flexi Group



Patrick Tsang,
Chairman and CEO of
TG Venture Acquisition Corp.

TG Venture Acquisition Corp.

TGVC SUMMARY	
NAME	TG Venture Acquisition Corp.
LISTING	Nasdaq: TGVC
SPONSOR	Tsangs Group Holdings Limited
CASH IN TRUST	$118,900,000
SPONSOR INVESTMENT	$5.5 million including full exercise of over allotment
CLASS A	11,500,000
CLASS B	2,889,149
Representative Shares	57,500
SPAC STRUCTURE	102% cash in trust ($10.20 per share) 1 warrant per Class A Common

Why we like Flexi

Large Venue Depth	Flexi's large network of flexible workspaces in the Asia-Pacific region with a flexible, decentralized structure and a broad collection of localized venues.
Multi-Brand Strategy	Flexi's multi-brand strategy to cater to different price points, customer industries and market segments.
Asset-light Model	Flexi's asset-light model, which may allow Flexi to expand more quickly than traditional leasing, with a lower capital outlay and financial risk.
Top-Tier Partners	Flexi's key partnerships with some of the largest developers and real estate owners in the Asia-Pacific region.

Target Acquisition Consideration: $190,000,000 payable in the form of 19,000,000 PubCo Shares Plus Earn Outs in FY23 and FY24.

Marshall & Stevens Opinion

The TGVC Board obtained an opinion from Marshall & Stevens to the effect that, as of December 5, 2022 and based on and subject to the matters described in its opinion, the aggregate merger consideration was fair, from a financial point of view, to TGVC. Based upon Marshall & Stevens' reconciled fair market value range for Flexi, the midpoint of the range of fair market value was sufficient to pass Nasdaq's 80% Test.

Agenda

- Business Overview
- Growth Strategy
- Financial Overview
- Transaction Summary



Business Overview

We are a leading operator and pioneer of "asset-light" flexible workspaces across the Asia-Pacific region, with 45 locations in nine countries. We build beautifully designed workspaces that inspire genuine connections, unlock flexibility and drive productivity.

We believe that we are well-positioned to lead the flexible workspace transformation, through joint ventures with landlords and a calculated acquisition strategy.

With three distinct brands - the Hive, Common Ground and The Cluster - we provide a wide range of flexible office solutions to businesses of all sizes, from "hot desk" memberships for start-ups to large, bespoke spaces designed for enterprise solution customers.



> *"Our vision is to be the largest and most renowned flexible workspace operator for number of locations, member experience and brand recognition."*

The Flexible Workspace Industry

The world has experienced a seismic shift in workplace trends, with companies of all sizes adopting varying strategies of where, when and how to work. What began as a necessary reaction to the COVID-19 pandemic has evolved into a flexible workplace model with companies of all sizes re-evaluating their commercial real estate needs.


41%
41% of all corporate tenants expect to increase the use of flexible workspace post COVID-19.[1]


15%
By 2030, 15% of total commercial office stock in Asia-Pacific will be flexible workspace.[2]

$6.9 billion
industry in 2021

to

$24 billion
industry in 2030[3]

1.https://www.fmlink.com/articles/jll-tenants-landlords-rising-demand-flex-space/#:~:text=Flexible%20space%20is%20defined%20as,a%20post%2Dpandemic%20work%20strategy.
2.https://www.mordorintelligence.com/industry-reports/asia-pacific-flexible-office-market
3.https://www.einnews.com/pr_news/583052595/global-co-working-space-market-to-generate-usd-24-00-billion-by-2030-highlights-a-new-report-by-next-move-strategy-consulting


JAPAN
TAIWAN
HONG KONG
THE PHILIPPINES
THAILAND
VIETNAM
MALAYASIA
SINGAPORE
AUSTRALIA

The Flexi Group

Our Footprint

HONG KONG

Total 9 locations in Central, Sheung Wan, Wanchai, Kennedy Town, Sai Kung, Lai Chi Kok.

THAILAND

Total 4 locations across Bangkok - CentralWorld, G Tower, Thong Lor and Phra Khanong Two new sites opening in 2023.

SINGAPORE

Total 4 locations on Carpenter Street, High Street, North Bridge Road and Tanjong Pagar.

VIETNAM

Total 3 locations in Ho Chi Minh City - Da Kao (District 1) and 2 in Thao Dien (District 2).

MALAYSIA

Total 16 locations in Kuala Lumpur, Petaling Jaya, Selangor, Johor Bahru and Penang.

AUSTRALIA

Total 4 locations in Melbourne city – CBD, St Kilda, Collingwood.

PHILIPPINES

Total 3 locations in Pasig City and Makati City.

TAIWAN

Our first location in Taiwan, located in Zhongzheng District, Taipei.

JAPAN

Our first location in Japan, located in Jinnan District, Tokyo.

45 LOCATIONS

12 CITIES

3 BRANDS

11,000 DESKS

Product & Services

The key to Flexi's suite of products and services are the ideas of flexibility and versatility, two concepts that are driving demand in the post COVID-19 "new normal".

The Company is able to offer products starting from fully flexible solutions like the Corporate Flex Solution all the way up to full enterprise solutions for large multinational companies (MNCs). Through these products, Flexi serves some of the world's largest corporations.

The ability to provide these products effectively are a function of Flexi's two key capabilities. These are venue depth as well as crucial software that allows customers to mix their desired products to build a solution that is uniquely suited to them.

Enterprise Solution

Custom built central facilities for large corporates. These are typically completed on wholesale prices and for longer lease terms.

Hot Desk

Flexible desks & mobile facilities for individuals

Fixed Desk

Fixed desk facilities for individuals

Private Office

Office solutions for small to medium sized businesses

Corporate Flex Solution

Fully digital solution that allows large corporates the ability to provide flexible workspace services to their employees across all Flexi locations and facilities.

USPs of Flexi

We believe we are well positioned to lead the flexible workspace industry across the globe. We hold a differentiated set of selling points that the business will continue to leverage in order to consistently drive growth and build market leadership.

These key USPs allow the Company to grow more efficiently and with less debt. Our multiple brand strategy provides superior workspace solutions to more members in each of our markets, all while building strong margins.

Multi-Brand Strategy

Flexi operates multiple brands that cater to different price points and industries. This allows us to appeal to a much wider range of customers in each market.

Proprietary Technology

Our proprietary technology allow us to offer products and services that drive ancillary revenues, while operating facilities at the highest efficiency.

Asset Light Model

Flexi pioneered the asset light model across the region. This may allow us to expand faster than competitors that use traditional leases and with a lower capital outlay and financial risk.

Large Venue Depth In Asia

Having one of the largest networks and range of workspace locations in the region allows us offer companies flexible solutions that very few competitors are able to do.

Network of Top-Tier Partners

Flexi currently serves some of the region's largest companies through our enterprise solutions and corporate flex solutions. As we grow, we expect our opportunities to leverage these relationships will continue to increase.

Member Experience

Member experience is at the forefront of everything we do– with variety of engagement activities including events, online publications and content strategies that solidify our brands as more than just a workspace.

Multi-Brand Strategy

Flexi is comprised of three distinct brands that target customer segments with different pricing, building, location and office size preferences. This allows Flexi to operate a 360° portfolio and capitalize on a greater percentage of market opportunities. The distinct brand positioning of the Hive, Common Ground and The Cluster are summarized in the table below:

	the Hive.	COMMON GROUND	THE CLUSTER
Countries of Operation	Australia, Hong Kong, Japan, Singapore, Taiwan, Thailand, Vietnam	Malaysia, the Philippines, Thailand	Australia
Pricing	Mid Tier	Mid-High Tier	High Tier
Target Market	Creative, young, start-ups and small to mid-size enterprises ("SMEs")	Technology and professional services companies, SMEs, MNCs	Technology and professional services companies, MNCs
Location Strategy	Residential, suburban, CBD, CBD fringe	CBD, CBD fringe	CBD
Building Types	Historical, grade B/C	Grade A, up-market retail	Grade A / grade A+
Office Sizes	2 - 20 people	5 - 150 + people	5 - 50 people
Service	Personable, hospitality driven	Personable, hospitality driven	Personable, hospitality driven

Proprietary Technology – Ambition Engine

Flexi operates a suite of highly specialized front-end and back-end proprietary software called Ambition Engine, which allows us to operate locations at higher efficiencies, provide enhanced workspace / member experience and maximize yield through e-commerce related revenue streams. Our custom-built technology allows Flexi to operate more effectively and with higher yields than most workspace operators.

Venue Operations & Member Management Software

Our back-end venue operations software allows Flexi's teams to efficiently manage locations.

- Automated membership billing
- Member database management
- Automated meeting room and event space management
- Door access control and security

Member Experience / Workspace Engagement Software

Workspace engagement tools allow companies to operate their workforce in both a centralized and flexible format while maintaining a highly engaged workplace environment.

- Employee social and networking tools
- Employee benefits & services
- Employee engagement & feedback
- Employee tracking & attendance

E-commerce Software

E-commerce functions allow businesses and employees to purchase products and services from any location which assist company purchasing needs.

- Office supplies and services
- Travel services and bookings
- E-store purchases

Growth Strategy

The Company adopts a two-pronged approach to expansion:

1.

Continue to expand on an **asset-light approach** through low-risk landlord partnerships and enterprise solution venues with guaranteed returns.

Asset-light Growth Strategy
Growth driven by new venues where 70-100% of fit-out costs are funded by landlord partners.

Consolidation Strategy
A fragmented industry provides numerous opportunities for growth through acquisition.

2.

Maintain industry **consolidation strategy** through M&A. Actively continue discussions with operators across the globe to deliver rapid growth and scale.

Asset-Light Model

Optimize Cash Flow

With 70-100% of the necessary capital investment funded by landlord partners, Flexi can more efficiently and strategically manage its capital for operational and expansion efforts.

Profitability and Resilience

Asset-light arrangements that include a variable rental structure and lack a guaranteed rental amount allow Flexi to be more resilient in market fluctuations and economic downturns.

Scalability

By considerably lowering the capital requirements necessary to fund expansion activities, Flexi expects to create venue depth across its current markets faster than its competitors.

Flexi is a pioneer of the "asset-light" model among flexible workspace providers in the Asia-Pacific region. Flexi's asset-light arrangements are based on a partnership or management agreement deal structure with a variable rent or profit share element. Landlords typically provide 70% to 100% of the capital outlay for the venue's fit-out and the operating capital necessary during the renovation period. Flexi is responsible for designing, building, and operating the space in return for a percentage of the gross revenues and profits. By contrast, in a traditional lease arrangement, a flexible workspace operator covers the entire cost of the fit-out, a security deposit and all operating capital necessary during the renovation period. Based on Flexi's experience, a traditional lease is approximately 80% more capital intensive than an asset-light arrangement to set up a new venue.

The Future
will be won through convenience and flexibility



Venue Depth

In the post COVID-19 world that we operate in, we have seen growth in the business we have generated from large MNCs. Based upon our discussions and experience with these MNCs, they are looking for solutions that will allow them to transition their workforce from a centralized structure to a flexible, decentralized structure. Their requirements are for a product that can cater to a larger teams spread over wider geographies.

More small venues vs. fewer large venues

Our industry is currently structured for the SME market where large, centralized, central business district locations are preferred. We believe that venue depth and number of locations will be a key factor in winning future business from MNCs, who are looking for multiple venues spread across a geography offering maximum convenience and flexibility for a wider range of members. We believe that we are already positioned to take advantage of this, and that our asset-light growth model will allow us to gain a further competitive edge.

The flexible workspace industry is highly fragmented

The flexible workspace market is highly fragmented, with very few large, global players and is instead dominated by smaller operators without scale.

64% of the 16,169 coworking spaces listed on Coworker.com, a leading third party aggregator and coworking search engine, in May 2021 were run by operators with only one location; the two most well-known companies in this space, Regus (part of the International Workplace Group, "IWG") and WeWork, held 18% and 3%, respectively, of the listed coworking spaces.[1]

Similarly, in 2019, 84% of all flexible workspace operators in the United States were independently owned and single-location businesses, 14% operated three to five locations, and only 2% operated more than six venues.[2]

- We believe that this **fractured global market**, with a dominant portion of the industry lacking scale, has resulted in Flexi being in an advantageous position to consolidate via our strategic M&A strategy in our current markets of operation as well as in new markets across the globe.

GLOBAL COWORKING SPACES


36%
Operators with multiple location
64%
Operators with only one location

USA BASED OPERATORS


2%, 6+ locations
14%, 3-5 locations
84%
Operators with only one location

[1] Travis Howell, Coworking spaces: An overview and research agenda, Elsevier B.V. (Dec. 13, 2021), Sec. 4.1, at https://www.sciencedirect.com/science/article/pii/S0048733321002390
[2] - US Market Summary: The Pioneers and the Pathfinders, The Instant Group (Oct. 28, 2019), at https://www.theinstantgroup.com/en-gb/breakthrough-insights/industry-insights/us-market-summary-the-pioneers-and-the-pathfinders/.

Growth Strategy

Consolidation

April 2021
Acquisition of **The Cluster**

June 2022
Acquisition of **Common Ground**

2023-2026
Focus on growth through M&A in the next 4 years. We aim to consolidate by focusing on strong operators across the globe. These operators lead through local brand exposure and scale in their markets of operation.

Our Experience in M&A

- Experienced Board of Directors and Executive Officer team
- Two completed acquisitions over the last two years without private funding. Successful track record of integrating and realizing immediate cost and operational efficiencies
- Dedicated and experienced internal commercial team to drive deal closures
- Proven ability to integrate and gain immediate cost and operational efficiencies in acquired companies

Benefits of our M&A Strategy

- Gain immediate footing in new markets, without building new venues
- Gain local knowledge, landlord connections and brand presence in new markets
- Further differentiate our portfolio by adding new brands, opening new conversations to expand via our Asset Light approach
- Realize immediate cost savings by moving certain back-office functions to our cost-effective headquarters in Malaysia

Our consolidation pipeline


USA &
CANADA
UAE
SAUDI
ARABIA
INDIA
THAILAND
HONG
KONG
TAIWAN
JAPAN
VIETNAM
THE PHILIPPINES
MALAYSIA
SINGAPORE
INDONESIA
PERTH, AUSTRALIA
SYDNEY &
BRISBANE,
AUSTRALIA
MELBOURNE,
AUSTRALIA
Targeted M&A
Existing Flexi
Locations

Following the Business Combination, Flexi will explore a consolidation strategy in several jurisdictions, including APAC, North America, the Middle East and Europe.

Key Management & Board of Directors

Flexi's BOD and key management comprises of vastly experienced entrepreneurs and industry experts.



Constant Tedder, Chairman of the Board

Co-Founder and former CEO of Jagex (sold for approximately $300 million), former CEO of the Hive Worldwide Limited, Co-CEO of FlyFarm, Founder at Earth.org and Dawn Energy.



Juhn Teo, Board Director

Co-founder and former Co-CEO of Common Ground. Co-founder and Managing Partner of Emissary Capital. Former CEO of Tower REIT. Former CIO of Assetwise Capital Management.



Erman Akinci, Board Director

Co-founder of former Co-CEO of Common Ground. Co-founder and Managing Partner of Emissary Capital. Former Director of Business Development at investment firm Catcha Group.



Alexis Grolin, Board Director

Current leader of asset management of NHOOD, former managing director at Creadev China, former Head of Project Finance at Bouygues Construction.



Chris Edwards, CEO & Board Director

Formerly led and founded businesses across Asia in the coworking, hospitality, transportation and concierge industries. Former COO of the Hive Worldwide Limited.



Tian Pang Chua, CFO

Former CFO of Parkson Retail Asia Ltd (SGX:09E), former CFO of Focus Point Holdings (KLSE:FOCUSP) and former Group Financial Controller of Warisan TC Holdings (KLSE:WARISAN).

Financial Overview



Historical: Revenue

Steady Revenue Growth

- Flexi's consolidated FY2022 revenue has reached approx. $21 million (excluding minority shareholdings), with positive growth rate y-o-y even with multiple markets in some form of COVID-19 lockdown.
- Revenue CAGR growth rate at 20.5% through last 4 years with 2 stagnant years as a result of COVID-19 environment
- The business is showing significant growth post COVID-19.


REVENUE (USD '000)
The Hive
Common Ground
$25,000
$20,000
$15,000
$10,000
$5,000
$0
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

Notes: Financial results are unaudited proforma consolidated results of operations of the Hive Worldwide and Common Ground businesses. All results exclude minority shareholdings.

Projections: Revenue

Strong Revenue Growth

- FY26 to reach circa $89 million, driven by asset light growth and targeted M&A activity.
- Revenue CAGR growth rate at 51% through 5 years.


REVENUE (USD '000)
$100,000
$75,000
$50,000
$25,000
$0
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026

Notes:
- Financial results for FY2021 and DY 2022 are unaudited proforma consolidated results of operations of the Hive Worldwide and Common Ground businesses. All results exclude minority shareholdings.
- Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based entirely on the Company's historical operating results and should not be relied upon as necessarily indicative of future results or the Company's actual economics. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either the Company or TGVC and subject to change that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast.



VE

Transaction Summary

Transaction Highlights

- TGVC and Flexi entered into a business combination agreement on December 5th 2022 and seeks to become publicly listed on the Nasdaq Global Market under the PubCo ticker FLXG.
- Consideration in the form of $190 million, payable in the form of 19 million PubCo shares. An additional up to $29 million payable in the form of up to 2.9 million earn out shares may also be issued.
- Completion of the transaction is subject to customary closing conditions, including that TGVC hold net tangible assets of at least $5,000,001 immediately prior to closing, net of redemptions and liabilities (including TGVC's transaction expenses).
- Proceeds to accelerate current acquisition strategy and expand Flexi's footprint.
- Anticipated transaction to close in second quarter of 2023.

Sources and Uses of Funds for the Business Combination

Sources	USD Millions	Uses	USD Millions
Cash and investments held in the Trust Account	$119.4	Transaction expenses	$8.7
		Cash to Balance Sheet	$110.7
Total Sources	$119.4	Total Uses	$119.4

The above table summarizes the sources and uses for funding the Business Combination, calculated as of January 31, 2023. These figures assume that no TGVC Stockholders exercise their redemption rights and that no Flexi Shareholders exercise their appraisal rights in connection with the Business Combination.

Pro Forma Ownership

	No Redemptions		50% of Max Redemptions	
PubCo Ordinary Shares	No. of shares	%	No. of shares	%
TGVC Public Stockholders	11,500,000	34.40%	6,211,082	22.00%
Flexi Shareholders	19,000,000	56.80%	19,000,000	67.50%
TGVC's D&O and Sponsor Related Parties	2,889,149	8.60%	2,889,149	10.30%
ThinkEquity LLC	57,500	0.20%	57,500	0.20%
Total	**33,446,649**		**28,157,731**	

PROFORMA OWNERSHIP
(NO REDEMPTION SCENARIO)


TGVC's D&O and Sponsor Related Parties , 8.60%
ThinkEquity , 0.20%
Flexi Shareholders, 56.80%
TGVC Public Stockholders, 34.40%

Presents share ownership of various holders of PubCo Ordinary Shares upon Closing and is based on (i) the assumptions set forth in the registration statement, (ii) a Closing Date of June 30, 2022, (iii) no additional equity securities of TGVC being issued at or prior to Closing, and (iv) redemption scenarios as outlined in the registration statement, and (v) no warn out shares being issued by TGVC.


Total Transaction Consideration
(Marshall & Stevens Fairness Opinion)
US$ Thousands
350,000
300,000
250,000
200,000
150,000
100,000
50,000
213,700
167,500
219,000
165,500
208,300
169,400
238,200
84,700
Total Consideration
Proposed = $205,000
Weighted
DCF Valuation Analysis
Comparable Valuation Analysis
Sensitivity DCF

	Low	Delta	High
Weighted	167,500	46,100	213,700
DCF Valuation Analysis	165,500	53,300	219,000
Comparable Valuation Analysis	169,400	38,900	208,300
Sensitivity DCF	84,700	153,500	238,200

*Source: Marshall & Stevens Fairness Opinion for TG Venture Acquisition Corp. as of 4 November 2022. Sensitivity range includes an upside case, which considers a 10% increase in forecasted EBITDA margin and same WACC rate of 14%, and a downside, which considers a 10% decrease in EBITDA margins and same WACC rate of 14%. All figures in US$ Thousands unless stated. Total Transaction Consideration includes earnout shares.



Thank you.

The Flexi Group

COMMON GROUND • THE CLUSTER • THE HIVE

Risk Factors

Risks Related to Flexi's Business and Industry

- Flexi has a history of losses and may not be able to achieve or maintain profitability in the future.
- Flexi's workforce and operations have grown substantially since its inception, and Flexi expects that they will continue to do so. If Flexi is unable to effectively manage that growth, its financial performance and future prospects will be adversely affected.
- The COVID-19 pandemic has adversely impacted Flexi's business and may continue to do so, thereby exposing it to risks associated with member bankruptcy, fluctuating revenue streams, and financial position.
- Flexi may not be able to retain existing members, most of whom enter into membership agreements with short-term commitments, or to attract new members in sufficient numbers or at sufficient rates to sustain or increase its membership.
- An economic downturn or subsequent declines in market rents may result in increased member terminations and could adversely affect Flexi's results of operations.
- The long-term and fixed-cost nature of a portion of Flexi's leases may limit its ability to operate effectively and could adversely affect Flexi's liquidity and financial performance.
- Flexi's current and projected portfolio contains a significant portion of joint venture agreements with developers, asset owners, and landlords, and a portion contain early termination clauses, which may impact its revenues and profitability at any time.
- A significant part of Flexi's growth strategy will be through joint ventures with developers, asset owners and landlords, and disputes with Flexi's partners may adversely affect its interest in these joint ventures.
- Flexi's success depends on its ability to maintain the value and reputation of its brands and the success of its partnerships.
- Flexi may be unable to adequately protect or prevent unauthorized use of its intellectual property rights and Flexi may be prevented by third parties from using or registering its intellectual property.
- Security breaches and other disruptions could disrupt Flexi's business, result in the disclosure of confidential information, damage Flexi's reputation, and create significant financial and legal exposure.
- Flexi's inability to secure new locations may be adversely affected by changes in market conditions or its health.
- A portion of Flexi's growth relies on its ability to execute on acquisitions, often in markets where it does not have any footprint or experience. This inherently holds risks as acquisitions may not bring the desired results, may divert management's attention or Flexi may not be successful in pursuing investment and acquisition opportunities.
- Flexi's expansion and ability to accelerate growth is limited by the risks associated with the design, development, and construction of the locations into which it expands.
- Flexi incurs costs relating to the preparation, maintenance, repair, refurbishment, and reinstatement of its locations, which may be higher than it has anticipated.
- Flexi's only material assets are its ownership interests in its subsidiaries that own and operate each of Flexi's locations, and Flexi is accordingly dependent upon distributions from its subsidiaries to pay dividends and expenses.

Risk Factors

Risks Related to Flexi's Geographic Operations

- Fluctuations in currency exchange rates could result in declines in Flexi's reported revenue and operating results.
- Flexi operates a significant portion of its business in Southeast Asia, and therefore it may be exposed to risks in operating or investing within this region.

General Business Risks

- Negative publicity could damage Flexi's brand image and corporate reputation and may cause its business to suffer.
- Flexi operates in a hyper-competitive industry, often competing with dozens of other operators for the same business.
- Flexi's business depends on hiring, developing, retaining, and motivating highly skilled and dedicated team members, and failure to do so, including turnover in Flexi's senior management and other key personnel, could have a material adverse effect on Flexi's business.

Risks Related to TGVC and the Business Combination

- As the Initial Holders have interests that are different, or in addition to (and which may conflict with), the interests of TGVC's stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as TGVC's initial business combination. Such interests include that TGVC's sponsor, officers and directors and certain of their affiliates will lose their entire investment in TGVC if TGVC does not complete an initial business combination. Accordingly, TGVC's officers and directors may be incentivized to complete an initial business combination, even on terms less favorable to TGVC's stockholders than liquidating TGVC.
- There are risks to TGVC's stockholders who are not affiliates of the Sponsor of becoming shareholders of PubCo through the Business Combination rather than acquiring securities of Flexi directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
- Certain of TGVC's officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by TGVC and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.
- The exercise of the TGVC Board's discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement and related agreements, including closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in TGVC's stockholders' best interest.
- While TGVC and Flexi work to complete the Business Combination, Flexi's management's focus and resources may be diverted from operational matters and other strategic opportunities.
- Following the consummation of the Business Combination, PubCso will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.